UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DryShips Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

Y21090309

(CUSIP Number)

November 22, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. Y21090309

1.	Names of Reporting Persons

James Leichter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	187,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	187,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

187,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.98%

12.	Type of Reporting Person (See Instructions)

IN

*	Ownership information above is as of the end of business on December 1, 2016, the business day before the filing of this Schedule 13G.

Page 2 of 6 Pages

Item 1.

(a)	The name of the issuer is DryShips Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 109 Kifissias Ave. and Sina St., Marousi, Athens-15124, Greece.

Item 2.

(a)	This statement (this “Statement”) is being filed by James Leichter (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is 250 Ocean Blvd., Boca Raton, FL 33432.

(c)	For citizenship information see Item 4 of the cover page of the Reporting Person.

(d)	This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is Y21090309.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 6 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for the Reporting Person, and Item 2, which information is given as of the end of business on December 1, 2016, the business day before the filing of this Schedule 13G.

On the Event Date of November 22, 2016, the Reporting Person purchased 100,000 shares of Common Stock, representing 5.3% of all of the outstanding shares of Common Stock.

On November 23, 2016, the Reporting Person purchased an additional 100,000 shares of Common Stock, bringing his total holdings to 200,000 shares of Common Stock, representing 10.7% of all of the outstanding shares of Common Stock.

On November 28, 2016, the Reporting Person purchased an additional 100,000 shares of Common Stock, bringing his total holdings to 300,000 shares of Common Stock, representing 16.0% of all of the outstanding shares of Common Stock.

On December 1, 2016, the Reporting Person sold 113,000 shares of Common Stock, bringing his total holdings to 187,000 shares of Common Stock, representing 9.98% of all of the outstanding shares of Common Stock.

The percentage ownership of the Reporting Person is based on 1,873,593 shares of Common Stock outstanding as of November 18, 2016, as reported by the Issuer’s Chief Executive Officer in a 13D/A filing on November 25, 2016.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Page 4 of 6 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 1, 2016

/S/ JAMES LEICHTER
James Leichter

Page 6 of 6 Pages